FILED PURSUANT TO RULE 433 UNDER THE SECURITIES ACT OF 1933
ISSUER FREE WRITING PROSPECTUS DATED APRIL 12, 2023
RELATING TO PROSPECTUS SUPPLEMENT DATED APRIL 12, 2023
TO PROSPECTUS DATED MAY 19, 2021, AS AMENDED BY AMENDMENT NO. 1 DATED JANUARY 19, 2022
REGISTRATION STATEMENT NO. 333-256340

Nouveau Monde Graphite Inc.
Treasury Offering of Common Shares
April 12, 2023

A  base shelf prospectus dated May 19, 2021, and the Amendment No. 1 thereto dated January 19, 2022, containing important information relating to the securities described in this document have been filed with the securities regulatory authorities in each of the provinces of Canada and a corresponding registration statement on Form F-10 (File No. 333-256340) has been filed with the U.S. Securities and Exchange Commission (the “SEC”). The Common Shares will be offered by way of a prospectus supplement in all of the provinces of Canada (excluding the territories) and in the United States. A final prospectus supplement containing important information relating to the Common Shares has not yet been filed with the securities regulatory authorities in each of the provinces of Canada (excluding the territories) or with the SEC. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document. Copies of the final base shelf prospectus, any amendment to the final base shelf prospect and any applicable shelf prospectus supplement may be obtained from BMO Nesbitt Burns Inc. for which contact details are provided below. You may also get these documents for free by visiting SEDAR at www.sedar.com or EDGAR on the SEC website at www.sec.gov.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment thereto and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. An investment in the Common Shares involves a high degree of risk and must be considered speculative due to the nature of the Company’s business, the present stage of development of its mineral properties and of construction of its facilities and installations, and the fact that the Company’s negative cash flow will continue at least until commercial production is achieved at the Matawinie Mine Project and/or the Bécancour Battery Material Plant Project. Prospective investors should carefully consider the risk factors described in and incorporated by reference into the final base shelf prospectus (including any amendment thereto) and the accompanying prospectus supplement. See “Forward-Looking Statements” and ‘Risk Factors” in the final base shelf prospectus and the accompanying prospectus supplement.

The securities to be offered in the Private Placement (as defined below) have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities that may be offered in the Private Placement in the United States or to, or for the account or benefit of, U.S. persons, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Terms and Conditions

Issuer:	Nouveau Monde Graphite Inc. (the “Company”).
Offering:	Treasury offering of 4,850,000 common shares (“Common Shares”)
Offering Price:	US$4.55 per Common Share
Issue Amount:	US$22,067,500
Over-Allotment Option: Concurrent Private Placement

The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering at the Offering Price to cover over-allotments, if any.

The Company may complete a non-brokered private placement of a maximum of 8,576,026 common shares (assuming full exercise of the Over-Allotment Option under the Offering) on the same terms as the Offering (the “Private Placement”), in order to allow some shareholders of the Company to exercise their pre-emptive rights. Closing of the Offering is not conditional upon closing of the Private Placement; however, closing of the Private Placement is conditional upon closing of the Offering.

Nouveau Monde Graphite Inc.
Treasury Offering of Common Shares
April 12, 2023

Use of Proceeds:

The net proceeds of the Offering and of the Private Placement, as the case may be, will be used to bring the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project to a final investment decision and project financing. Some of the net proceeds will be used as well for the development of the Uatnan Mining Project and for general working capital and corporate expense needs.

Form of Offering:	Bought deal by way of a prospectus supplement to be filed in all provinces of Canada (excluding the territories) and pursuant to the multijurisdictional disclosure system in the United States.
Listing:

An application will be made to list the Common Shares on the TSX Venture Exchange (the “TSX-V”) and on the New York Stock Exchange (the “NYSE”). The existing common shares are listed on TSX-V under the symbol “NOU”, on the NYSE under the symbol “NMG” and on the Frankfurt Stock Exchange under the symbol “NM9A”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.
Joint Bookrunners:	BMO Capital Markets and Cormark Securities Inc.
Commission:	6.0%
Closing:	On or about April 17, 2023.

The issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it in Canada from BMO Capital Markets, Mississauga Distribution Centre C/O The Data Group of Companies, 80 Ambassador Drive, Mississauga, Ontario, L5T 2Y9 (Email: pgardner@datagroup.ca or Telephone: 905-696-8884 ext. 4120 or Fax: 905-696-8457) and in the United States from BMO Capital Markets Corp. at to 151 W 42nd Street, 32nd Floor, New York, NY 10036 (Attn. Equity Syndicate), or toll-free at 800-414-3627 or by email at bmoprospectus@bmo.com.